CUSIP No. G06207107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Atlas Financial Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

G06207107
(CUSIP Number)

Frederic Dorwart
Frederic Dorwart, Lawyers
124 East Fourth Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 12, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Magnolia Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		1,000,573
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,000,573
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000,573
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.09%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
Stephen J. Heyman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		1,000,573
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,000,573
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000,573
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.09%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
James F. Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		1,000,573
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,000,573
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000,573
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.09%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.                                 Security and Issuer

Item 1 is hereby amended by deleting Item 1 of Initial 13D in its entirety and replacing it with the following:

The Schedule 13D filed with the Securities and Exchange Commission on December 10, 2012 (the “Initial 13D”) by the Reporting Persons (defined below) with respect to the ordinary voting common shares, $0.003 par value per share (the “Ordinary Shares”), and the restricted voting common shares, $0.003 par value per share (the “Restricted Shares”) (collectively, the “Common Stock”), of Atlas Financial Holdings, Inc. (the “Issuer” or the “Company”) is hereby amended by this Amendment No. 1 to furnish additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.  The principal executive office address of the Issuer is 150 Northwest Point Boulevard, Elk Grove Village, Illinois 60007.

Item 2.                                 Identity and Background

(a)           This Schedule 13D is jointly filed by (each a “Reporting Person” and collectively, the “Reporting Persons”):

•	Magnolia Capital Partners, LLC (“MCP”),
•	Stephen J. Heyman (“Mr. Heyman”), and
•	James F. Adelson (“Mr. Adelson”)

(b), (c)      The principal business address for MCP and Messrs. Heyman and Adelson is 15 East 5th Street, Suite 3200, Tulsa, Oklahoma 74103. The principal business of MCP is investing in securities. Messrs. Heyman and Adelson are the joint managers of MCP and may each exercise voting and dispositive power over the shares of Common Stock held by MCP As a result, Messrs. Heyman and Adelson may be deemed to be indirect beneficial owners of shares of Common Stock held by MCP. The principal occupation of Messrs. Heyman and Adelson is independent oil and gas exploration and development.

(d), (e)     During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Heyman and Adelson are United States citizens. MCP is an Oklahoma limited liability company.

Item 3.                                 Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by deleting Item 3 of Initial 13D in its entirety and replacing it with the following:

As of the date hereof, MCP has invested $5,735,984 in the Ordinary Shares of Issuer. The source of funds for these investments was the working capital of MCP.

Item 4.                                 Purpose of Transaction

Item 4 is hereby amended by deleting Item 4 of Initial 13D in its entirety and replacing it with the following:

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

 Item 5.                                Interest in Securities of the Issuer

Item 5 is hereby amended by deleting Item 5 of Initial 13D in its entirety and replacing it with the following:

(a), (b)     As of February 11, 2013, the Issuer had 7,644,390 Ordinary Shares outstanding as per the Issuer’s Prospectus filed on February 12, 2013.

As of the date hereof, MCP directly owns 1,000,573 Ordinary Shares (approximately 13.09%) of the issued and outstanding Ordinary Shares (the “MCP Shares”). The Issuer approved a reverse stock split of common stock effective January 29, 2013 whereby every three of the Issuer’s issued and outstanding common stock were automatically combined into one share of common stock.

Neither of Messrs. Heyman or Adelson directly owns any shares of Common Stock. As discussed in Item 2, Messrs. Heyman and Adelson are in possession of sole voting and investment power for the MCP Shares and may also be deemed to indirectly beneficially own the MCP Shares. Each of Mr. Heyman and Mr. Adelson disclaims beneficial ownership of the MCP Shares.

The filing of this Schedule shall not be construed as an admission that any of the Reporting Persons is, for any purpose, the beneficial owner of the Common Stock held by any other Reporting Person, and each disclaims beneficial ownership of the shares held by the others.

(c)           During the last 60 days, the Reporting Persons have purchased (or sold) the following shares of Common Stock of the Issuer:

Magnolia Capital Partners, LLC
Purchase Date	Quantity	Price per Share	Total Cost	Form of Transaction
2/12/2013	460,000 Ordinary Shares	$5.85	$2,691,000	Initial Public Offering

(d)           Not Applicable.

(e)           Not Applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by deleting Item 6 of Initial 13D in its entirety and replacing it with the following:

Under the Share Purchase Agreement dated November 28, 2012 between MCP and Kingsway America, Inc. (“Kingsway”), Kingsway has agreed to provide purchase price anti-dilution protection to MCP if, on or before January 1, 2014, Kingsway sells any Restricted Shares at a price less than $1.85 Canadian Dollars per Restricted Share. In such event, Kingsway shall assign to MCP that number of Restricted Shares, for no additional consideration, necessary so that, after the assignment of such additional Restricted Shares, MCP’s average cost per shall equal the lowest price at which Kingsway shall have sold such Restricted Shares. In addition, pursuant to an assignment agreement made as of November 28, 2012 between Kingsway and MCP, the entering into of which was a condition of closing to the Share Purchase, and with the prior consent of Issuer, Kingsway assigned to MCP its rights and obligations with respect to the 1,621,621 Restricted Shares under a registration rights agreement made between the Issuer and Kingsway as of December 31, 2010, as amended and restated November 28, 2012, pursuant to which Kingsway has certain demand registration rights with respect to its Restricted Shares under the United States Securities Act of 1933.

Item 7.                      Material to be Filed as Exhibits

Exhibit 99.1                      Joint Filing Agreement filed with Initial 13D and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2013

MAGNOLIA CAPITAL PARTNERS, LLC

By:	/s/ Stephen J. Heyman
Title:	Stephen J. Heyman, Manager

/s/ Stephen J. Heyman
Stephen J. Heyman

/s/ James F. Adelson
James F. Adelson